UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of August 2025

Commission File Number 1-34694

VEON Ltd.

(Translation of registrant’s name into English)

Index Tower (East Tower), Unit 1703, Dubai (DIFC), United Arab Emirates

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Information contained in this report

As previously announced, on March 18, 2025, Cohen Circle Acquisition Corp. I. (the “Cohen Circle”) entered into a business combination agreement (the “Business Combination Agreement”) by and among (1) the Cohen Circle, (2) VEON Amsterdam B.V. (the “Seller”), (3) VEON Holdings B.V. (“VEON Holdings”), (4) PubCo, and (5) Varna Merger Sub Corp. (together with VEON Holdings and PubCo, the “Kyivstar Group” and separately, a “Kyivstar Group Company”), (together with the other transactions contemplated by the Business Combination Agreement, the “Business Combination”).

On August 11, 2025, Cohen Circle announced that, as of the redemption deadline prior to its extraordinary general meeting of its shareholders scheduled for August 12, 2025, the holders of 5,847,015 shares of the Cohen Circle’s Class A ordinary shares, par value $0.0001 per share, representing 25.4% of Cohen Circle’s Company’s Class A ordinary shares held by its public shareholders, had properly exercised their right to redeem those shares for cash. All 7,666,667 Company public warrants, which are not subject to redemption rights by the holders thereof, remain outstanding. Subject to approval of the Business Combination by Cohen Circle’s extraordinary general meeting, Cohen Circle expects approximately $178 million to remain in its Trust Account at the closing of the Business Combination, expected to occur on or about August 14, 2025, subject to the satisfaction of customary closing conditions.

Forward-Looking Statements

This Report on Form 6-K contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “future,” “intend,” “may,” “opportunity,” “plan,” “project,” “should,” “strategy,” “will,” “will be,” “will continue,” “will likely result,” “would” and similar expressions (including the negative versions of such words or expressions).

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. All statements contained in this Report on Form 6-K that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements relating to, among other things, the Business Combination, the expected timing of the closing of the Business Combination, the expected amount of funds available on Cohen Circle’s trust account at the closing of the Business Combination, the expected impact of the Business Combination, including PubCo being the first U.S.-listed pure play Ukrainian investment opportunity, potential investor interest and the percentage of VEON’s ownership interest in the equity of PubCo following the closing of the Business Combination. These statements are based VEON, Cohen Circle and Kyivstar on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause Kyivstar’s, PubCo’s, VEON’s or Cohen Circle’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements in this Report on Form 6-K, including, but not limited to, the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination (including as a result of a termination of the BCA and/or any related agreements between the relevant parties); the outcome of any legal proceedings that may be instituted against Cohen Circle, Kyivstar or VEON, any of its subsidiaries or others following the announcement of the Business Combination; the inability to complete the Business Combination due to the failure to obtain the necessary shareholder approvals or to satisfy other conditions to the closing of the Business Combination; changes to the proposed structure of the Business Combination or the business combination contemplated thereunder that may be required or appropriate as a result of applicable laws or regulations; the decision by the SEC to deem effective the Registration Statement; the ability to meet the Nasdaq listing standards upon closing of the Business Combination and admission of PubCo for trading on the Nasdaq; the risk that the Business Combination disrupts current plans and operations of VEON as a result of the announcement and consummation of the Business Combination; the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of PubCo to grow, retain its management and key employees; costs related to the Business Combination; changes in applicable laws or regulations; the escalation or de-escalation of war between Russia and Ukraine and other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in the registration statement on Form F-4 initially filed with the SEC by PubCo on June 5, 2025, as amended. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON, Kyivstar and Cohen Circle cannot predict with accuracy and some of which neither VEON, Cohen Circle nor Kyivstar might even anticipate. The forward-looking statements contained in this Report on Form 6-K speak only as of the date of this filing. VEON and Kyivstar do not undertake to publicly update any forward-looking statement to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events, except as required by U.S. federal securities laws.

No assurances can be made that the parties will successfully close the Business Combination, or close the Business Combination on the timeframe currently contemplated. The Business Combination is subject to the approval of Cohen Circle’s shareholders as well as other regulatory approvals and customary conditions to Closing.

Additional Information and Where to Find It

PubCo has filed with the SEC a Registration Statement on Form F-4 (as amended, the “Registration Statement”), which includes a preliminary proxy statement of Cohen Circle and a prospectus of PubCo in connection with the proposed Business Combination. The definitive prospectus has been filed by PubCo, and the definitive proxy statement and other relevant documents has been mailed to shareholders of Cohen Circle as of a record date to be established for voting on the proposed Business Combination. SHAREHOLDERS OF COHEN CIRCLE AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE DEFINITIVE PROXY STATEMENT, AND AMENDMENTS THERETO, IN CONNECTION WITH COHEN CIRCLE’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT COHEN CIRCLE, KYIVSTAR, PUBCO AND THE BUSINESS COMBINATION. Shareholders will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to Cohen Circle at Cohen Circle Acquisition Corp. I, 2929 Arch Street, Suite 1703, Philadelphia, PA 19104, telephone: (215) 701-9555.

Participants in the Solicitation

Cohen Circle, Kyivstar, the Company, PubCo and their respective directors and officers may be deemed participants in the solicitation of proxies of Cohen Circle shareholders in connection with the Business Combination. More detailed information regarding the directors and officers of Cohen Circle is contained in Cohen Circle’s filings with the SEC, including its Registration Statement on Form S-1, which was filed with the SEC on September 20, 2024, and is available free of charge at the SEC’s website at www.sec.gov. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Cohen Circle’s shareholders in connection with the proposed Business Combination and other matters to be voted upon at the meeting of Cohen Circle’s shareholders will be set forth in the Registration Statement for the transaction when available.

No Offer or Solicitation

This Report on Form 6-K shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Business Combination. This Report on Form 6-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VEON LTD.
(Registrant)
Date: August 11, 2025

	By:	/s/ Vitaly Shmakov
	Name:	Vitaly Shmakov
	Title:	Acting Group General Counsel

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